

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53490

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAXONY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7525 Ravensridge Road
(No. and Street)

St. Louis, (City) MO (State) 63119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Griffard (314) 963-9336
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

~~13116 South Western Avenue, Blue Island, Illinois 60406~~
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAY 30 2003
WASH. D.C.
181
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard E. Griffard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saxony Securities Inc., as of March 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

CHARLES A. DAIRAGHI
Notary Public – Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: April 18, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAXONY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2003

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Saxony Securities, Inc.

We have audited the accompanying statement of financial condition of Saxony Securities, Inc. as of March 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Untied States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Saxony Securities, Inc. as of March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
May 9, 2003

SAXONY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2003

ASSETS

Cash and cash equivalents	$ 87,801
Receivables from broker/dealers	97,863
Furniture, equipment and software at cost, net of $2,267 accumulated depreciation	9,530
Other assets	7,510
TOTAL ASSETS	$ 202,704

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 120
Commissions payable	100,176
Total Liabilities	$ 100,296
SHAREHOLDERS' EQUITY	
Preferred stock, voting, 10% non-cumulative, $5 par value; authorized 4,000 shares; issued and outstanding 2,200 shares	$ 11,000
Common stock, $1 par value; authorized 18,000 shares, issued and outstanding 10,000 shares;	10,000
Additional paid-in capital	359,000
Retained earnings (deficit)	(277,592)
Total Shareholders' Equity	$ 102,408
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 202,704

The accompanying notes are an integral part of this financial statement.

SAXONY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FIFTEEN MONTHS ENDED MARCH 31, 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Missouri on July 13, 2001. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began during February 2002.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when purchased by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Furniture, equipment and software - Depreciation is provided using the straight-line method over five and ten year periods.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

Through common ownership and management the Company is affiliated with Saxony Financial Holdings, LLC (the majority shareholder), Saxony Capital Management, LLC, Saxony Insurance Agency, Inc. and RECA Group, Inc.

The Company has entered into a month to month lease agreement for software with RECA Group, Inc. and total payments the Company made during the period ending March 31, 2003 relating to this agreement were $8,140.

SAXONY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FIFTEEN MONTHS ENDED MARCH 31, 2003

NOTE 3 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include options, mortgage-backed to-be-announced securities (TBA's) and when-issued securities. The financial instruments are used to meet the needs of customers. In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

As a writer (seller) of options, the Company's customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. In the normal course of business, the Company's customer activities involve the execution, settlement and financing of these customer option transactions. These activities may expose the Company to off-balance-sheet risk in the event that the option is exercised and the customer or contra-broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. TBA's provide for the delayed delivery of the underlying instrument. The credit risk for TBA's is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In order to enter into the aforementioned transactions, on October 8, 2001, the Company entered into an agreement with another broker/dealer (Clearing Broker/Dealer) whereby that Clearing Broker/Dealer will execute and clear securities transactions for the Company on a fully disclosed basis. The Company has deposited $25,000 with the Clearing Broker/Dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers". The agreement may be terminated by either party with 90 days prior notification. Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible

NOTE 3 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - *continued*

financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Additional terms of this agreement state the Company is liable for termination fees if the Company terminates the agreement. The fees will be subordinate to the claims of the Company's customers and are as follows (the first year period has expired):

Termination Period	Fee
In Year 2	$ 75,000
In Year 3	25,000
In Subsequent Years	Reasonable costs

NOTE 4 - LEASE COMMITMENTS

Minimum annual rentals under a noncancellable lease for office space that expires September 30, 2003, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending March 31,	Amount
2004	$ 10,175

Rent expense relating to this agreement for the 15 months ended March 31, 2003 was $25,770.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2003 the Company's net capital and required net capital were $83,386 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 120%.